Exhibit 99.1

PRELIMINARY NOTE

The unaudited Condensed Consolidated Financial Statements as of and for the three and six months ended June 30, 2026 included herein, have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, with the exception of certain note disclosures, which have been omitted. The condensed consolidated financial statements are presented in United States Dollars (“USD”). All references in this interim report to “$,” and “US dollars” mean US dollars and all references to “£” and “GBP” mean British Pounds Sterling, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (“2025 Form 20-F”), as filed with the SEC on March 17, 2026.

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	June 30,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$155,076	$280,559
Accounts receivable, net	129,250	130,340
Contract assets	75,536	57,358
Prepaid expenses	73,767	66,150
Other current assets	28,331	15,276
Total current assets	461,960	549,683
Property and equipment, net	40,612	32,322
Intangible assets, net	754,486	144,203
Operating lease right-of-use assets	33,227	28,321
Goodwill	775,410	338,049
Deferred tax asset	1,781	1,643
Investments	40,851	32,585
Other assets	6,345	3,481
Total assets	$2,114,672	$1,130,287
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$70,973	$112,246
Accrued expenses	116,204	118,017
Deferred revenue	70,737	97,098
Current debt	30,937	—
Operating lease liabilities, current	7,034	5,024
Other current liabilities	178,981	20,498
Total current liabilities	474,866	352,883
Long-term debt – less current portion	754,358	—
Deferred tax liability	71,860	7,186
Operating lease liabilities, non-current	28,686	25,471
Other liabilities	100,946	20,272
Total liabilities	1,430,716	405,812
Commitments and contingencies (Note 16)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 271,732,905 shares issued and 267,626,957 shares outstanding at June 30, 2026; unlimited shares authorized, 250,412,239 shares issued and 246,306,291 shares outstanding at December 31, 2025	2,717	2,504
B Shares, $0.0001 par value, 22,500,000 shares authorized, 10,000,000 shares issued and outstanding at June 30, 2026; 22,500,000 shares authorized, 10,000,000 shares issued and outstanding at December 31, 2025	1	1
Additional paid-in capital	2,077,262	1,992,257
Treasury stock, at cost, 4,105,948 shares at June 30, 2026 and December 31, 2025	(17,653)	(17,653)
Accumulated deficit	(1,331,309)	(1,199,108)
Accumulated other comprehensive loss	(47,062)	(53,526)
Total shareholders’ equity	683,956	724,475
Total liabilities and shareholders’ equity	$2,114,672	$1,130,287

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue	$195,503	$118,719	$383,455	$262,710
Cost of revenue	131,716	109,832	276,344	218,621
Gross profit	63,787	8,887	107,111	44,089
Operating expenses:
Sales and marketing	17,506	14,299	31,175	25,712
Research and development	13,385	8,726	24,787	17,672
General and administrative	59,537	64,500	113,452	99,035
Transaction-related expenses	28,924	2,053	36,427	2,785
Total operating expenses	119,352	89,578	205,841	145,204
Loss from operations	(55,565)	(80,691)	(98,730)	(101,115)
Interest (expense) income, net	(13,815)	556	(14,743)	993
Loss on disposal of assets	(14)	(1)	(87)	(13)
Loss on fair value remeasurement of contingent consideration	(8,000)	—	(8,000)	—
Impairment of equity method investment	—	—	(1,735)	—
Gain (loss) on foreign currency	36	26,992	(9,661)	39,241
Total other (expense) income	(21,793)	27,547	(34,226)	40,221
Loss before income taxes and gain from equity method investment	(77,358)	(53,144)	(132,956)	(60,894)
Income tax expense	(341)	(1,748)	(256)	(2,290)
Gain from equity method investment	968	944	1,011	1,038
Net loss	$(76,731)	$(53,948)	$(132,201)	$(62,146)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.28)	$(0.21)	$(0.48)	$(0.25)
Weighted average common stock outstanding:
Basic and diluted	278,911,851	253,220,241	274,169,128	250,839,507

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

(Amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net loss	$(76,731)	$(53,948)	$(132,201)	$(62,146)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(1,644)	(21,589)	6,464	(31,788)
Comprehensive loss	$(78,375)	$(75,537)	$(125,737)	$(93,934)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(Amounts in thousands, except share data)

	Common Stock	Amounts	B Shares	Amounts	Additional Paid-in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2026	250,412,239	$2,504	10,000,000	$1	$1,992,257	(4,105,948)	$(17,653)	$(1,199,108)	$(53,526)	$724,475
Net loss	—	—	—	—	—	—	—	(55,470)	—	(55,470)
Stock-based compensation	—	—	—	—	21,258	—	—	—	—	21,258
Vesting of shares	11,231,885	112	—	—	(3,384)	—	—	—	—	(3,272)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	8,108	8,108
Balance at March 31, 2026	261,644,124	$2,616	10,000,000	$1	$2,010,131	(4,105,948)	$(17,653)	$(1,254,578)	$(45,418)	$695,099
Net loss	—	—	—	—	—	—	—	(76,731)	—	(76,731)
Stock-based compensation	—	—	—	—	23,245	—	—	—	—	23,245
Issuance of common stock in connection with business combinations	10,088,781	101	—	—	43,886	—	—	—	—	43,987
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,644)	(1,644)
Balance at June 30, 2026	271,732,905	$2,717	10,000,000	$1	$2,077,262	(4,105,948)	$(17,653)	$(1,331,309)	$(47,062)	$683,956

	Common Stock	Amounts	B Shares	Amounts	Additional Paid-in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2025	215,261,974	$2,153	18,500,000	$2	$1,700,065	(4,105,948)	$(17,653)	$(1,087,527)	$(24,635)	$572,405
Net loss	—	—	—	—	—	—	—	(8,198)	—	(8,198)
Stock-based compensation	—	—	—	—	12,835	—	—	—	—	12,835
Vesting of shares	4,077,169	41	—	—	(41)	—	—	—	—	—
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $6,000	17,647,059	176	—	—	143,824	—	—	—	—	144,000
Issuance of common shares in connection with warrant redemptions	3,995,825	40	(4,000,000)	(1)	(39)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(10,199)	(10,199)
Balance at March 31, 2025	240,982,027	$2,410	14,500,000	$1	$1,856,644	(4,105,948)	$(17,653)	$(1,095,725)	$(34,834)	$710,843
Net loss	—	—	—	—	—	—	—	(53,948)	—	(53,948)
Stock-based compensation	—	—	—	—	84,841	—	—	—	—	84,841
Vesting of shares	1,565,141	15	—	—	(15)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(21,589)	(21,589)
Balance at June 30, 2025	242,547,168	$2,425	14,500,000	$1	$1,941,470	(4,105,948)	$(17,653)	$(1,149,673)	$(56,423)	$720,147

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Six Months Ended June 30,
	2026	2025
Cash Flows from operating activities:
Net loss	$(132,201)	$(62,146)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	53,594	31,674
Loss on disposal of assets	87	13
Loss on fair value remeasurement of contingent consideration	8,000	—
Stock-based compensation	42,309	97,676
Non-cash consideration, net	(15,133)	—
Non-cash interest expense, net	3,266	—
Non-cash lease expense	3,336	2,066
Amortization of contract costs	710	752
Deferred income taxes	(2,161)	(867)
Provision for expected credit losses	150	173
Gain from equity method investment	(1,011)	(1,038)
Impairment of equity method investment	1,735	—
Loss (gain) on foreign currency remeasurement	8,317	(38,976)
Changes in operating assets and liabilities
Accounts receivable	23,194	1,569
Contract assets	2,437	(10,838)
Prepaid expenses	11,973	(10,111)
Other current assets	1,553	(2,003)
Other assets	(2,836)	(1,230)
Accounts payable	(46,777)	(6,541)
Accrued expenses	(62,712)	(15,018)
Deferred revenue	(31,579)	(12,747)
Other current liabilities	(9,878)	(381)
Operating lease liabilities	(3,611)	(1,790)
Net cash used in operating activities	(147,238)	(29,763)
Cash flows from investing activities:
Purchases of property and equipment	(11,500)	(8,397)
Capitalization of internally developed software costs	(29,239)	(28,814)
Distributions from equity method investments	3,913	2,787
Purchases of intangible assets	(1,784)	(449)
Acquisition of business, net of cash acquired	(578,760)	—
Proceeds from disposal of assets	—	9
Net cash used in investing activities	(617,370)	(34,864)
Cash flows from financing activities:
Proceeds from issuance of common shares, net of equity issuance costs	—	144,000
Cash-settled withholding taxes on stock‑based compensation	(3,272)	—
Proceeds from issuance of long-term debt	825,000	—
Debt issuance costs	(41,073)	—
Repayment of loans and mortgage	(137,697)	(11)
Net cash provided by financing activities	642,958	143,989
Effect of exchange rate changes on cash and cash equivalents	(3,833)	6,960
Net (decrease) increase in cash, cash equivalents and restricted cash	(125,483)	86,322
Cash, cash equivalents and restricted cash at beginning of period	280,559	135,239
Cash, cash equivalents and restricted cash at end of period	$155,076	$221,561
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$4,035	$1,630
Cash paid during the period for income taxes	$4,427	$1,684
Supplemental disclosure of noncash investing and financing activities:
Contingent consideration for acquisition of business included in other liabilities	$202,489	$—
Issuance of common stock in connection with business combinations	$43,987	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Genius Sports Limited (the “Company” or “Genius”) is a non-cellular company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “GENI”.

The Company is a provider of scalable, technology-led products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-users, who are primarily sports fans. On April 30, 2026, the Company acquired Zeal Limited (“Legend”), a global, digital sports and gaming media network that provides a scaled media platform, with marketing technology powering owned and operated digital properties as well as the syndication of sports and betting content.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements are presented in conformity with US generally accepted accounting principles (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, with the exception of certain note disclosures, which have been omitted and therefore these financial statements do not include all information that would be provided if prepared in accordance with US GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in our 2025 Form 20-F as filed with the SEC on March 17, 2026. The condensed consolidated balance sheet as of December 31, 2025, included herein, was derived from the audited financial statements of the Company as of that date.

The unaudited condensed consolidated interim financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2026, its results of operations, comprehensive loss and shareholders’ equity for the three and six months ended June 30, 2026 and 2025, and its cash flows for the six months ended June 30, 2026 and 2025. The results of the three and six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the year ended December 31, 2026 or for any interim period or for any other future year.

The condensed consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Investments

In connection with the Legend acquisition, the Company acquired a contractual call option that provides the right, but not the obligation, to purchase the entire equity interest in three private companies. The option is exercisable at the Company’s discretion for a three-month period beginning in April 2028. If the call option is not exercised during such period, the option will expire. The call option was recognized at the acquisition-date fair value in accordance with ASC 805, Business Combinations.

The Company subsequently measures the call option asset at cost, less any impairment. The asset is not remeasured to fair value in subsequent periods. The Company evaluates the call option asset for impairment whenever events or changes in circumstances occur that could impact the recoverability of the asset. If the asset is deemed to be impaired, it is written down to its estimated fair value, with the corresponding impairment loss recognized in earnings. Any impairment losses recognized are not subsequently reversed.

Financial Instruments

The Company accounts for derivative financial instrument contracts on the condensed consolidated balance sheets at fair value. For instruments not designated as hedges under ASC 815, Derivatives and Hedging, the changes in the instruments’ fair value are recognized in earnings. The Company determines the fair value of financial instruments using methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Standard market conventions are used to determine the fair value of financial instruments, including derivatives. The cash flows related to derivative financial instruments are reported in the operating activities section of the condensed consolidated statements of cash flows.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company’s derivative financial instruments present certain market and counterparty risks. Concentration of counterparty risk is partially mitigated by use of financial institutions with strong financial status ratings. In addition, the Company utilizes only conventional derivative financial instruments. The Company is exposed to potential losses if a counterparty fails to perform according to the terms of its agreement. With respect to counterparty net asset positions recognized at June 30, 2026, the Company assessed the likelihood of counterparty default as remote. The Company is not required to provide, nor does it require counterparties to provide, collateral or other security.

Debt

The Company accounts for debt in accordance with ASC Topic 470, Debt. Borrowings are recorded at the amount of proceeds received, net of unamortized debt issuance costs. Debt issuance costs are amortized to interest expense over the term of the related borrowing using the effective interest method. Interest expense includes contractual interest and the amortization of debt issuance costs. The Company evaluates debt arrangements for embedded features requiring separate accounting and has not identified any such features within its outstanding debt agreements.

Contingent and Deferred Consideration

In connection with business combinations, the Company may enter into arrangements that include deferred and contingent consideration. The Company evaluates such arrangements to determine whether they represent consideration transferred in exchange for the acquired business or separate transactions, including compensation for post-combination services or other post-combination costs. Arrangements that are contingent upon continued employment or the provision of post-combination services are accounted for separately from the business combination and recognized as expense over the applicable service period.

Deferred consideration that represents purchase consideration is recognized as a liability at its acquisition-date fair value and classified as current or non-current based on the contractual timing of settlement. Contingent consideration liabilities are recognized at fair value on the acquisition date and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings until settlement.

Revenue Recognition

Media Technology, Content and Services

Revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, marketing and referral services including search-engine traffic generation and customer acquisition, to sportsbooks, sports leagues and federations, online gaming operators along with other global brands in the sports and gaming ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally paid in arrears by customers, although certain marketing arrangements include variable consideration, whereby the amount of consideration earned is contingent upon the achievement of contractually specified performance metrics. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space or as customers simultaneously receive and consume the benefits of the services provided.

Genius provides customers with data driven video marketing capabilities, and a suite of technology solutions for digital fan engagement products and free-to-play games. Customers typically subscribe or access these products through hosted services over the contractual term in exchange for a fixed fee, subject to certain variable components.

Genius provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content for their game, enhanced data analytics programs and real-time video augmentation services. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which is intended to enhance the transparency and decision-usefulness of expense disclosures, and requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items in the consolidated statements of operations. ASU 2024-03 is effective for the Company for the annual reporting period beginning January 1, 2027 and interim periods after December 15, 2027, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06 Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which is intended to modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

approach. ASU 2025-06 is effective for the Company for the annual and interim reporting periods beginning January 1, 2028, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10 Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which is intended to establish guidance on the recognition, measurement and presentation of a government grant received by a business entity. ASU 2025-10 is effective for the Company for the annual and interim reporting periods beginning January 1, 2029, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

There are no other accounting pronouncements that are not yet effective and that are expected to have a material impact on the condensed consolidated financial statements.

Recently Adopted Accounting Guidance

The Company adopted ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, on January 1, 2026, by applying the practical expedient prospectively. The adoption of the standard did not have a material impact on the condensed consolidated financial statements.

Note 2. Business Combinations

Legend Acquisition

On April 30, 2026, the Company acquired all outstanding equity interests in Legend for a total consideration of $844.4 million, net of an expected working capital adjustment, including $607.4 million in cash, $44.0 million in equity, and $202.5 million in contingent consideration, subject to the achievement of certain performance targets. Legend is a global, digital sports and gaming media network that provides a scaled media platform, with marketing technology powering owned and operated digital properties as well as the syndication of sports and betting content. The acquisition is intended to accelerate the Company’s growth strategy by expanding its digital sports media reach and fan monetization capabilities. The financial results of Legend have been included in the Company’s condensed consolidated statements of operations since the acquisition date of April 30, 2026.

Consideration Transferred

The summary computation of consideration transferred is presented as follows (in thousands):

Consideration Transferred
Cash for outstanding Legend capital stock (1)	$607,360
Working capital adjustment (2)	(9,447)
Fair value of Genius Sports Limited common stock issued for outstanding Legend capital stock (3)	43,987
Fair value of contingent consideration (4)	202,489
Total consideration transferred	$844,389

(1)
Includes cash consideration paid to former Legend shareholders totaling $607.4 million.
(2)
Represents the customary closing adjustments such as cash, indebtedness, and working capital totaling $9.4 million.
(3)
Represents the issuance of 10.1 million shares of the Company’s common stock to former Legend shareholders, valued at the Company's April 30, 2026 closing share price of $4.36 per share. The common stock issued as consideration is subject to a six-month Lock-Up and Orderly Sell-Down Agreement, pursuant to which, subject to certain exceptions, the Seller Parties are restricted from selling, pledging, lending or otherwise transferring the Consideration Stock for six months from the issuance date of each tranche.
(4)
Represents the fair value of Earn-Out Consideration at April 30, 2026, net of certain amounts payable to employees in connection with Legend’s historic Long-Term Incentive Plan (“LTIP”) which represent post-acquisition compensation. The Earn-Out is payable in two tranches, each with a maximum value of $150 million. The Earn-Outs are contingent upon the achievement of specified profitability and cash flow thresholds during the first and second twelve-month periods following closing and are payable in cash or shares, at the Company's election.

During the six months ended June 30, 2026, the Company incurred transaction costs of $32.9 million in connection with the acquisition of Legend, which was recorded in transaction-related expenses in the condensed consolidated statements of operations.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

In connection with the acquisition, the Company settled awards granted under the Legend historic LTIP. In accordance with ASC 805, such payments are considered transactions for the benefit of the combined entity and are therefore accounted for as compensation expense separate from the business combination consideration. Consequently, the Company recognized $14.5 million of immediate compensation expense, which was included in cost of revenue, sales and marketing, research and development, and general and administrative expenses in the post-acquisition condensed consolidated statements of operations. An estimated $3.1 million, which is contingent on future service, will be recognized as compensation expense over the requisite six-month service period. Of this amount, $1.0 million was recognized in the condensed consolidated statements of operations during the three and six months ended June 30, 2026.

The fair values of the assets acquired and liabilities assumed have been determined on a provisional basis. The purchase price allocation may be adjusted during the measurement period, which does not exceed one year from April 30, 2026, as additional information becomes available concerning facts and circumstances that existed as of April 30, 2026. The primary areas of the purchase price allocation that are not yet finalized relate to the fair values of identifiable intangible assets, financial instruments, accounts receivable, net, preacquisition contingent considerations, certain tax matters and the related impact on goodwill, and other liabilities. Any such adjustments may be material.

Preliminary Purchase Price Allocation

Fair values are based on management’s analysis including work performed by third party valuation specialists. The following table summarizes the fair value of assets acquired and liabilities assumed on the acquisition date of April 30, 2026, with the excess recorded as goodwill (in thousands):

As of April 30, 2026
Cash and cash equivalents	$28,600
Accounts receivable, net	20,584
Contract assets	20,615
Prepaid expenses	3,889
Other current assets	5,143
Property and equipment, net	2,848
Intangible assets, net	620,000
Operating lease right-of-use assets	1,850
Goodwill (1)	436,660
Other assets	9,609
Total assets acquired	$1,149,798
Accounts payable	5,504
Accrued expenses	60,900
Current debt (2)	137,697
Operating lease liabilities, current	365
Other current liabilities	9,610
Deferred tax liability	66,698
Operating lease liabilities, non-current	1,546
Other liabilities	23,089
Total liabilities assumed	$305,409
Total consideration transferred	$844,389

(1)
Goodwill is primarily attributed to expected growth in new contracted customer contracts, new technologies anticipated from the acquisition and the assembled workforce of Legend. The goodwill acquired will not generate amortization deductions for income tax purposes.
(2)
Represents a shareholder loan owed by Legend to its former owner which was settled on April 30, 2026. As the loan agreement did not contain a change-in-control provision requiring mandatory repayment, the Company’s decision to settle this debt was discretionary. In accordance with ASC 805, this settlement is accounted for as a transaction separate from the business combination. Accordingly, the loan was recognized at its fair value of $137.7 million as a liability assumed. The subsequent cash payment made by the Company to settle this liability is excluded from the consideration transferred and is presented as a financing cash outflow in the Condensed Consolidated Statements of Cash Flows.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The following table sets forth the components of identifiable intangible assets acquired and their weighted average useful lives by major class of intangible assets as of the acquisition date of April 30, 2026 (in thousands):

	Useful Lives	As of April 30, 2026
	(years)	(in thousands)
Technology	5	$188,800
Marketing products (1)	5 – 20	431,200
Total intangible assets acquired subject to amortization		$620,000

(1)
Includes customer relationships of $327.3 million with a useful life of 15 – 16 years and brands of $103.9 million with a useful life of 5 – 20 years.

Note 3. Revenue

Disaggregation of Revenues

The Company disaggregates revenue based on product lines that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, consistent with the requirements of ASC 606. Beginning in the three months ended March 31, 2026, the Company revised its presentation of disaggregated revenue to reflect two product lines:

•
Betting Technology, Content and Services; and
•
Media Technology, Content and Services.

Previously, the Company presented an additional product line, Sports Technology and Services, which included technology and services that support sports leagues and federations, such as official data and video capture and distribution solutions, performance analysis software, semi-automated officiating technology and competition management software.

Under the revised presentation, beginning in the three months ended March 31, 2026, revenue previously reported within Sports Technology and Services has been reclassified into the Betting Technology, Content and Services and Media Technology, Content and Services product lines based on the nature of the underlying offerings and how such products are utilized by customers.

This change was made to better align the Company’s disaggregation of revenue with how management evaluates financial performance and allocates resources. The revised presentation also reflects the integrated nature of the Company’s products and services, including the use of official data and technology solutions across both betting and media offerings. Prior-period amounts have been recast to conform to the current presentation.

Revenue by Major Product Line

The Company’s product offerings primarily deliver services that are satisfied over time, and not at a point in time. Revenue for the Company’s major product lines consists of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue by Product Line
Betting Technology, Content and Services	$117,352	$92,030	$263,565	$201,738
Media Technology, Content and Services	78,151	26,689	119,890	60,972
Total	$195,503	$118,719	$383,455	$262,710

Revenues by Major Customers

One customer accounted for 13% and 10% of revenue in the three and six months ended June 30, 2026, respectively. One customer accounted for 11% and 13% of revenue in the three and six months ended June 30, 2025, respectively.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods and excludes constrained variable consideration.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations.

Revenue allocated to remaining performance obligations was $634.7 million as of June 30, 2026. The Company expects to recognize approximately 55% in revenue within one year, and the remainder within the next 13 – 78 months.

During the three months ended June 30, 2026 and 2025, the Company recognized revenue of $26.7 million and $12.4 million, respectively, for variable consideration related to revenue share contracts for Betting Technology, Content and Services. During the six months ended June 30, 2026 and 2025, the Company recognized revenue of $63.6 million and $46.3 million, respectively, for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

During the three and six months ended June 30, 2026, the Company recognized revenue of $18.7 million for variable consideration related to revenue share contracts for Media Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 5 – Accounts Receivable, Net), contract assets, or contract liabilities (deferred revenue) on the Company’s condensed consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when invoicing occurs prior to performance obligations being met. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of June 30, 2026, the Company had $75.5 million of contract assets and $70.7 million of contract liabilities, recognized as deferred revenue. As of December 31, 2025, the Company had $57.4 million of contract assets and $97.1 million of contract liabilities, recognized as deferred revenue.

The Company expects to recognize substantially all of the deferred revenue as of June 30, 2026 within the next 12 months.

Note 4. Segment Information

The Company has a single operating segment that derives revenues from customers by providing access to Betting Technology, Content and Services, and Media Technology, Content and Services, and therefore has one reportable segment. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The accounting policies of the single reportable segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the segment and decides how to allocate resources based on net loss that also is reported on the consolidated statements of operations as net loss. The measure of segment assets is reported on the consolidated balance sheets as total assets. Net loss is used by our CODM to identify underlying trends in the performance of the Company and make comparisons with the financial performance of competitors. Net loss is used to monitor budget versus actual results. The monitoring of budgeted versus actual results is used in assessing performance of the segment and in establishing management’s compensation.

Revenue, significant segment expenses, and net loss provided to the CODM are as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue	$195,503	$118,719	$383,455	$262,710
Data and streaming rights	(44,357)	(25,426)	(129,922)	(84,871)
Media direct costs	(18,657)	(9,207)	(33,985)	(24,780)
Other direct variable costs	(22,484)	(13,522)	(39,200)	(27,259)
Employee expenses	(73,259)	(36,661)	(123,053)	(77,356)
Capitalized software development costs	16,964	15,465	29,239	28,814
Overhead costs	(25,652)	(27,347)	(51,610)	(45,242)
Other segment items (1)	(104,789)	(75,969)	(167,125)	(94,162)
Net loss	$(76,731)	$(53,948)	$(132,201)	$(62,146)

(1)
Other segment items include stock-based compensation, transaction-related expenses, amortization of internally developed software costs, other depreciation and amortization, interest (expense) income, net, gain (loss) on foreign currency, loss on fair value remeasurement of contingent consideration, income tax expense, impairment of equity method investment, gain from equity method investment, and loss on disposal of assets.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consist of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue by geographical market:
Americas	$82,575	$35,288	$176,857	$106,316
Europe	93,667	73,430	174,971	137,583
Rest of the world	19,261	10,001	31,627	18,811
Total	$195,503	$118,719	$383,455	$262,710

In the three months ended June 30, 2026, the United States and Gibraltar represented 27% and 12% of total revenue, respectively. In the three months ended June 30, 2025, the United States, Gibraltar, and the United Kingdom represented 22%, 16%, and 14% of total revenue, respectively. No other countries represented more than 10% of revenues. In the six months ended June 30, 2026, the United States and Gibraltar represented 31% and 12% of total revenue, respectively. In the six months ended June 30, 2025, the United States, Gibraltar, and the United Kingdom represented 34%, 14%, and 12% of total revenue, respectively. No other countries represented more than 10% of revenues.

Note 5. Accounts Receivable, Net

As of June 30, 2026, accounts receivable, net consisted of accounts receivable of $133.7 million less allowance for credit losses of $4.4 million. As of December 31, 2025, accounts receivable, net consisted of accounts receivable of $135.8 million less allowance for credit losses of $5.5 million.

The movement in the allowance for credit losses during periods presented is as follows:

	2026	2025
Beginning balance – January 1	$5,511	$4,974
Provision for expected credit losses	150	473
Write-offs, net of recoveries	(1,278)	(991)
Foreign currency translation adjustments	(5)	25
Ending balance – June 30	$4,378	$4,481

Note 6. Intangible Assets, Net

Intangible assets subject to amortization as of June 30, 2026 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	2	$67,064	$52,533	$14,531
Marketing products	16	490,299	51,339	438,960
Technology	5	306,430	115,955	190,475
Capitalized software	2	294,547	206,792	87,755
Other intangible assets	3	30,173	7,408	22,765
Total intangible assets		$1,188,513	$434,027	$754,486

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Intangible assets subject to amortization as of December 31, 2025 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	3	$67,064	$49,180	$17,884
Marketing products	8	59,099	45,998	13,101
Technology	3	115,846	107,722	8,124
Capitalized software	2	263,101	180,357	82,744
Other intangible assets	3	25,470	3,120	22,350
Total intangible assets		$530,580	$386,377	$144,203

Amortization expense was $29.4 million and $14.1 million for the three months ended June 30, 2026 and 2025, respectively. Amortization expense was $47.6 million and $28.6 million for the six months ended June 30, 2026 and 2025, respectively.

No impairment of intangible assets was recognized for the three and six months ended June 30, 2026 and 2025.

Note 7. Goodwill

Changes in the carrying amount of goodwill for the periods presented in the accompanying condensed consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2025	$338,049
Goodwill acquired	436,660
Measurement period adjustments related to prior year acquisitions	701
Balance as of June 30, 2026	$775,410

For the three and six months ended June 30, 2026, the carrying amount of goodwill increased by $436.7 million due to the Legend acquisition (See Note 2 – Business Combinations), and $0.7 million due to a measurement period adjustment related to the SIL acquisition.

No impairment of goodwill was recognized for the three and six months ended June 30, 2026 and 2025.

Note 8. Other Assets

Other assets (current and long-term) as of June 30, 2026 and December 31, 2025 are as follows (in thousands):

	June 30,	December 31,
	2026	2025
Other current assets:
Inventory	$444	$284
Contract costs	1,247	1,140
Other tax receivable	1,744	2,855
Sales tax receivable	3,593	3,498
Corporate tax receivable	9,296	4,971
Non-trade receivables	12,007	2,528
Total other current assets	$28,331	$15,276
Other assets:
Non-trade receivables	$589	$—
Withholding tax receivable	873	824
Contract costs	1,533	1,062
Security deposit	3,350	1,595
Total other assets	$6,345	$3,481

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 9. Debt

The following table summarizes outstanding debt balances as of June 30, 2026 and December 31, 2025 (in thousands):

	Date of	Maturity	Effective	June 30,	December 31,
Instrument	Issuance	Date	Interest Rate	2026	2025
Term Loan (1)	April 2026	April 2031	8.2%	$825,000	$—
Less: Unamortized debt issuance costs (2)				(39,705)	—
Less: Principal payments				—	—
Total				$785,295	$—
Less current portion of debt				(30,937)	—
Non-current portion of debt				$754,358	$—

(1)
Accrued interest of $9.8 million relating to the Term Loan is included in accrued expenses as of June 30, 2026.
(2)
The Term Loan is recorded on the condensed consolidated balance sheets, net of debt issuance costs. The debt issuance costs related to the Term Loan were capitalized and are amortized through interest expense, net on the condensed consolidated statements of operations. Total amortized debt issuance costs were $1.4 million for the three and six months ended June 30, 2026.

Credit Agreement

In April 2026, the Company replaced its April 2024 Credit Agreement, and entered into a Credit Agreement with U.S. Bank National Association, Goldman Sachs Bank USA, Deutsche Bank, Citizens Bank N.A., CIBC Bank USA, KeyBank National Association, Fifth Third National Association, Flagstar Bank, N.A., Western Alliance Bank, and Texas Capital Bank in connection with an $825.0 million initial Term Loan (the "Credit Agreement"). The Credit Agreement includes the option to draw on a $220.0 million revolving credit facility, which includes a $180.0 million letter of credit facility, and $20.0 million of Swingline Loans. Unless previously terminated in accordance with its terms, the Credit Agreement will mature on April 30, 2031.

The Company utilized the Credit Agreement to acquire Legend, a global, digital sports and gaming media network that provides a scaled media platform, with marketing technology powering owned and operated digital properties as well as the syndication of sports and betting content.

The Company has issued two letters of credit to the value of GBP £92.0 million ($123.0 million) and EUR €9.0 million ($10.3 million) as of June 30, 2026. As of June 30, 2026, the available letter of credit facility value was $46.7 million. The Company has not drawn on the revolving credit facility or Swingline Loans as of June 30, 2026. The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the letter of credit facility but is not considered a drawdown against the facility, and does not constitute outstanding borrowings of the Company.

Outstanding letters of credit are subject to fees of 2.75% to 3.50% per annum on the face amount outstanding, depending on the Company's consolidated net leverage ratio. In addition, the revolving credit facility is subject to a commitment fee of 0.35% per annum on undrawn commitments. The Credit Agreement carries an interest rate ranging from the Secured Overnight Financing Rate (“SOFR”) plus 2.75% to 3.50% per annum, depending on the Company’s consolidated total net leverage ratio.

The Credit Agreement contains two financial covenants, a maximum total net leverage ratio covenant and an interest coverage ratio covenant, which are tested quarterly. As of June 30, 2026, the Company was in compliance with all applicable financial covenants.

The Company has $825.0 million and zero outstanding borrowings under the Credit Agreement as of June 30, 2026 and December 31, 2025, respectively.

Interest Expense

Interest expense was $15.1 million and $1.0 million for the three months ended June 30, 2026 and 2025, respectively. Interest expense was $17.3 million and $1.6 million for the six months ended June 30, 2026 and 2025, respectively.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Debt Maturities

Expected future payments for all borrowings as of June 30, 2026 are as follows:

Fiscal Period:	(in thousands)
2026 (Remaining)	$10,313
2027	41,250
2028	41,250
2029	41,250
2030	41,250
Thereafter	649,687
Total payment outstanding	$825,000

Note 10. Other Liabilities

Other liabilities (current and long-term) as of June 30, 2026 and December 31, 2025 are as follows (in thousands):

	June 30,	December 31,
	2026	2025
Other current liabilities:
Legal provisions	$—	$4,800
Sales tax payable	1,971	786
Deferred consideration	3,742	—
Corporate tax payable	19,380	1,276
Other payables	19,709	13,636
Contingent consideration	134,179	—
Total other current liabilities	$178,981	$20,498
Other liabilities:
Deferred consideration	$9,439	$389
Other payables	11,586	16,272
Contingent consideration	79,921	3,611
Total other liabilities	$100,946	$20,272

Note 11. Loss Per Share

The Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding (including vested warrants issued to NFL Enterprises LLC (“NFL”)), net of weighted average treasury stock outstanding, during periods with undistributed losses. Vested warrants issued to the NFL are included in adjusted weighted average common stock outstanding as they can be converted to ordinary shares of the Company for an exercise price of $0.01 per warrant share. The B Shares, issued in connection with the License Agreement (defined below), are not included in the loss per share calculations below as they are non-participating securities with no rights to dividends or distributions. Diluted loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted loss per share attributable to common stockholders was the same for the three and six months ended June 30, 2026 and 2025 as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The computation of earnings (loss) per share and weighted average shares of the Company’s common stock outstanding for the three and six months ended June 30, 2026 and 2025 is as follows (in thousands except share and per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net loss attributable to common stockholders – basic and diluted	$(76,731)	$(53,948)	$(132,201)	$(62,146)
Shares used in computation:
Weighted average common stock outstanding	264,411,851	237,681,779	259,669,128	235,508,015
Vested warrants issued to NFL to purchase common stock	14,500,000	15,538,462	14,500,000	15,331,492
Adjusted weighted average common stock outstanding – basic and diluted	278,911,851	253,220,241	274,169,128	250,839,507
Loss per share attributable to common stockholders – basic and diluted	$(0.28)	$(0.21)	$(0.48)	$(0.25)

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Stock options to purchase common stock	—	23,007	—	23,007
Unvested warrants issued to NFL to purchase common stock	5,000,000	5,000,000	5,000,000	5,000,000
Unvested equity-settled restricted share units	6,622,915	6,096,831	6,622,915	6,096,831
Unvested equity-settled performance-based restricted share units	17,768,995	23,194,267	17,768,995	23,194,267
Total	29,391,910	34,314,105	29,391,910	34,314,105

Note 12. Stock-based Compensation

Stock Options

2021 Option Plan

On April 20, 2021 (“2021 Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including 1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), 2) options subject only to service conditions (“Time-Vesting Options”) and 3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the 2021 Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the 2021 Grant Date. Performance-Vesting Options are subject to graded vesting over the three years from the 2021 Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.

On November 10, 2025, the Company cancelled and settled all outstanding options for a cash payment of $0.3 million. The Company recorded an additional compensation cost of less than $0.1 million. As of December 31, 2025, there were zero outstanding, exercisable or unvested options, and no unrecognized stock-based compensation expense related to the stock options.

The compensation cost recognized for options during the three months ended June 30, 2026 and 2025 was zero and less than $0.1 million, respectively. The compensation cost recognized for options during the six months ended June 30, 2026 and 2025 was zero and $0.1 million, respectively.

Employee Incentive Plan

The Company maintains an employee incentive plan involving share-based and cash-based incentives to support the success of the Company. These awards are intended to further align the personal interests of employees, officers, and directors to those of our shareholders by providing an incentive to drive performance and sustained growth.

Under the plan, the Company grants (1) Equity-settled Restricted Share Units (“RSUs”), (2) Cash-settled Restricted Share Units (“Cash-settled RSUs”) and (3) Equity-settled Performance-Based Restricted Share Units (“PSUs”). RSUs and Cash-settled RSUs generally vest based on continued service, typically with graded vesting over a three-year period. Certain RSUs granted during the period vest over a shorter

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

service period. RSUs are settled in shares of the Company’s common stock, while Cash-settled RSUs are settled in cash based on the fair value of the Company’s common stock at the vesting date.

PSUs generally vest over a three-year performance period and are subject to continued service through the vesting date. The number of PSUs that vest, if any, depends on the achievement of specified performance conditions, which may include financial metrics such as cumulative revenue, revenue growth, and cumulative adjusted EBITDA. PSU awards may vest either at the end of the performance period or on a graded basis, depending on the terms of the individual award agreement.

Equity-settled Restricted Share Units

The estimated grant date fair value of the Company’s RSUs is equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Equity-settled Restricted Share Units activity for the six months ended June 30, 2026 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2025	6,250,728	$7.73
Granted	3,927,304	$4.98
Forfeited	(177,170)	$7.41
Vested	(3,377,947)	$6.69
Unvested RSUs as of June 30, 2026	6,622,915	$6.64

The compensation cost recognized for RSUs during the three months ended June 30, 2026 and 2025 was $3.9 million and $7.5 million, respectively. The compensation cost recognized for RSUs during the six months ended June 30, 2026 and 2025 was $8.6 million and $11.3 million, respectively.

As of June 30, 2026, the Company had $33.8 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 2.2 years.

Cash-settled Restricted Share Units

Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the condensed consolidated balance sheets of $0.2 million and $0.6 million as of June 30, 2026 and December 31, 2025, respectively.

The estimated grant date fair value of the Company’s Cash-settled RSUs is equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Cash-settled RSUs activity for the six months ended June 30, 2026 is as follows:

	Number of Cash-settled RSUs	Weighted Average Grant Date Fair Value per Cash-settled RSU
Unvested Cash-settled RSUs as of December 31, 2025	88,299	$7.25
Granted	70,647	$5.20
Vested	(44,417)	$6.51
Unvested Cash-settled RSUs as of June 30, 2026	114,529	$6.27

The compensation cost recognized for Cash-settled RSUs during the three months ended June 30, 2026 and 2025 was $0.1 million and $0.1 million, respectively. The compensation cost recognized for Cash-settled RSUs during the six months ended June 30, 2026 and 2025 was less than $0.1 million and $0.2 million, respectively.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

As of June 30, 2026, the Company had $0.5 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 2.4 years.

Equity-settled Performance-Based Restricted Share Units

The Company’s PSUs were adopted in order to provide employees, officers and directors with stock-based compensation tied directly to the Company’s performance, further aligning their interests with those of shareholders and providing compensation only if the designated performance goals are met over the applicable performance period. The awards have the potential to be earned at 0% – 200% of the number of awards granted depending on achievement of the performance goals but remain subject to vesting for the full three-year service period.

The grant date fair values of PSUs subject to performance conditions are based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.

A summary of the Company’s PSUs activity for the six months ended June 30, 2026 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU
Unvested PSUs as of December 31, 2025	21,397,787	$8.05
Granted	4,940,824	$4.43
Forfeited	(99,227)	$7.66
Vested	(8,470,389)	$6.90
Unvested PSUs as of June 30, 2026	17,768,995	$7.59

The compensation cost recognized for PSUs during the three months ended June 30, 2026 and 2025 was $13.5 million and $33.5 million, respectively. The compensation cost recognized for PSUs during the six months ended June 30, 2026 and 2025 was $25.9 million and $42.5 million, respectively.

As of June 30, 2026, the Company had $80.4 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 1.7 years.

NFL Warrants

On April 1, 2021, the Company entered into a multi-year strategic partnership with the NFL (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplated a four-year period commencing April 1, 2021. Pursuant to the License Agreement, the Company agreed to issue the NFL an aggregate of up to 18,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants were subject to vesting over a two-year term in three tranches, ending on April 1, 2023. Additionally, each warrant was issued with one redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.

On June 6, 2025, the Company extended the License Agreement through the end of the 2029 NFL season. Pursuant to the extended License Agreement, the Company issued the NFL an additional 9,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. Of such additional warrants, 4,500,000 warrants vested on June 10, 2025 and 5,000,000 will vest on April 1, 2028, unless delayed at the sole discretion of the NFL to no later than August 2, 2029. The additional warrants were not issued with any B Shares. The grant date fair value of the warrants is estimated to be equal to the closing price of the Company’s common stock of $9.48, as of the grant date on June 6, 2025.

The Company accounts for the License Agreement as an executory contract for the ongoing Data Feeds and the warrants are accounted for as share-based payments to non-employees. The awards are measured at grant date fair value when all key terms and conditions are understood by both parties, including for unvested awards and are expensed over the term to align with the data services to be provided over the periods.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

A summary of the Company’s warrants activity for the six months ended June 30, 2026 is as follows:

Number of Warrants
Outstanding as of December 31, 2025	19,500,000
Outstanding as of June 30, 2026	19,500,000

The cost recognized for the warrants during the three months ended June 30, 2026 and 2025 was $4.2 million and $43.8 million, respectively. The cost recognized for the warrants during the six months ended June 30, 2026 and 2025 was $8.3 million and $43.8 million, respectively. As of June 30, 2026, the Company had $29.5 million of unrecognized stock-based compensation expense related to the warrants. This cost is expected to be recognized over a weighted-average period of 1.8 years. No warrants vested during the three and six months ended June 30, 2026.

Stock-based Compensation Summary

The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Cost of revenue	$4,270	$43,918	$8,466	$43,968
Sales and marketing	1,594	3,633	3,023	5,230
Research and development	572	3,529	1,830	5,385
General and administrative	15,278	33,911	29,604	43,337
Total	$21,714	$84,991	$42,923	$97,920

Note 13. Fair Value Measurements

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•
Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•
Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•
Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Contingent consideration is classified as a Level 3 financial instrument. The fair value of contingent consideration relating to the Legend business combination was estimated using a Monte Carlo simulation model. The valuation incorporates significant unobservable inputs, including management’s forecasts of future operating performance and other valuation assumptions. The fair value of contingent consideration relating to the SIL business combination was determined based on the maximum potential payout, as the Company expects all thresholds to be met or exceeded. Changes to the inputs could have a material impact on the Company’s financial position and results of operations in any given period.

The contingent consideration obligation arising from the acquisition of Photospire Limited (“Spirable”) was settled during the first quarter of fiscal year 2025.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company uses derivative instruments to manage certain exposures to foreign currency. As part of managing the exposure to changes in foreign currency exchange rates, the Company utilizes foreign currency forward contracts. The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in foreign currency exchange rates on intercompany and other cash transactions. Derivative financial instruments measured at fair value on a recurring basis are generally valued using level 2 inputs.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2026 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration	$—	$—	$214,100	$214,100
Foreign currency forward contracts	—	533	—	533
Total liabilities	$—	$533	$214,100	$214,633

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

2026
Beginning balance – January 1	$3,611
Additions (1)	202,489
Loss on fair value remeasurement of contingent consideration (2)	8,000
Ending balance – June 30	$214,100

(1)
Additions represent contingent consideration liabilities arising from the Legend acquisition (refer to Note 2 – Business Combinations) in the second quarter of fiscal year 2026.
(2)
Loss on fair value remeasurement of contingent consideration relates to the Legend acquisition for the three and six months ended June 30, 2026.

During the three and six months ended June 30, 2026, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

Note 14. Income Taxes

The Company had an income tax expense of $0.3 million and $1.7 million, relative to pre-tax loss of $77.4 million and $53.1 million for the three months ended June 30, 2026 and 2025, respectively. The Company had an income tax expense of $0.3 million and $2.3 million, relative to pre-tax loss of $133.0 million and $60.9 million for the six months ended June 30, 2026 and 2025, respectively.

Note 15. Operating Leases

The Company leases offices under operating lease agreements. Some of the Company’s leases include one or more options to renew. For a majority of leases, the Company does not assume renewals in its determination of the lease term as the renewals are not deemed to be reasonably assured. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. As of June 30, 2026, the Company’s lease agreements typically have terms not exceeding seven years.

Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments primarily represent costs related to common area maintenance and utilities. The components of lease expense are summarized as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Operating lease cost	$2,239	$1,383	$4,292	$2,630
Short term lease cost	516	221	637	472
Variable lease cost	286	174	468	348
Sublease income	(188)	—	(376)	—
Total lease cost	$2,853	$1,778	$5,021	$3,450

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Other information related to leases is summarized as follows (in thousands, except lease term and discount rate):

	Six Months Ended June 30,
	2026	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$3,611	$1,790
Right-of-use assets obtained in exchange for new operating lease liabilities	9,420	24,470
Weighted-average remaining lease term (in years):
Operating leases	5.2	6.3
Weighted-average discount rate:
Operating leases	6.8%	7.2%

During the six months ended June 30, 2026, the Company entered into two leases for additional office space in London, United Kingdom, and extended an existing lease for office space in Tallinn, Estonia, resulting in additional liabilities of $5.8 million and $1.4 million, respectively. In addition, lease liabilities increased $1.9 million due to the acquisition of Legend, which has long term office space in Jersey, Canada and Malta. During the six months ended June 30, 2025, the Company entered into a long-term lease for additional office space in (i) New York, United States of America, (ii) Los Angeles, United States of America, (iii) Lausanne, Switzerland and (iv) Singapore, resulting in additional liabilities of $15.5 million, $7.5 million, $1.2 million and $0.1 million, respectively.

The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

As of June 30, 2026, the maturities of lease liabilities are as follows (in thousands):

(in thousands)
2026 (Remaining)	$4,578
2027	9,030
2028	8,647
2029	6,568
2030	5,403
Thereafter	8,622
Total minimum lease payments	42,848
Less: Imputed interest	(7,128)
Present value of lease liabilities	$35,720

Note 16. Commitments and Contingencies

Sports Data License Agreements

The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract.

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $79.9 million as of June 30, 2026, with approximately $61.0 million due within one year and the remaining due by 2030.

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the condensed consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Sportscastr Litigation

On October 5, 2023, Sportscastr Inc. (d/b/a Panda Interactive) (“Sportscastr”) filed a claim against the Company in the United States District Court for the Eastern District of Texas. Sportscastr is claiming the Company is infringing patents held by Sportscastr relating to the provision of synchronized live data and content within live video streams. Sportscastr is seeking an order prohibiting any infringement and monetary relief against the Company. On February 14, 2025, Sportscastr amended the complaint to add antitrust allegations under federal and Texas state antitrust laws involving the distribution of official, live professional sports data. Trial for the patent infringement claim is listed to take place in September 2026. The Company is defending all claims. This litigation is currently ongoing and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

dMY Litigation

On September 12, 2023, a claim was filed in the Court of Chancery of Delaware against dMY (the special purpose acquisition company ("SPAC") that merged with the Genius legacy business to create Genius Sports Limited) and the directors of dMY. The claim relates to matters pre-merger. The Company would be liable for damages and costs awarded. On October 10, 2025, the parties informed the Court that they have reached a settlement of all claims, which must be reviewed and approved by the Court. Following Court approval on February 23, 2026, and in satisfaction of its indemnification obligations, the Company made a payment on behalf of the indemnified defendants towards the agreed settlement.

Sage & Thompson Litigation

On March 24, 2026, Christopher Sage and Terry Thompson (the “Plaintiffs”) filed a claim against the Company, along with various other Defendants including DraftKings Inc, FanDuel Inc. and the NFL in the Philadelphia Court of Common Pleas in Philadelphia, Pennsylvania. The claim alleges the Sportsbook Defendants intentionally and defectively designed their online sports gambling platforms to be highly addictive to consumers and that those defective online sports gambling platforms could not have been created without the official data supplied by the Company through its exclusive partnership with the NFL. The Plaintiffs are seeking injunctive and monetary relief against all Defendants. The Company is defending all claims. This litigation is currently ongoing and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

Volleystation Litigation

On December 23, 2024, the Company issued a claim in the Circuit Court of Warsaw, Intellectual Property Division, Poland against Volleystation sp z o.o. The claim alleges copyright infringement of the creative structure of a database the Company developed to collect and collate match data from volleyball matches in its software. A defense has been filed to the claim. This litigation is currently ongoing and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

Bank Letters of Credit and Guarantees

In the normal course of business, the Company or its subsidiaries provide standby letters of credit or other guarantee instruments to certain parties. Such instruments are initiated by either the Company or its subsidiaries.

Note 17. Subsequent Events

There have been no subsequent events that occurred since June 30, 2026 that would require disclosure in, or would be required to be recognized in the condensed consolidated financial statements as of and for the three and six months ended June 30, 2026.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “we,” “our,” “us”, “Genius” and the “company” refer to Genius Sports Limited and all of its subsidiaries.

The following discussion includes information that Genius’ management believes is relevant to an assessment and understanding of Genius’ unaudited condensed consolidated results of operations and financial condition.

The discussion should be read together with the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2026 and 2025, included in this interim report. This management’s discussion and analysis should also be read together with our audited consolidated financial statements for the year ended December 31, 2025, in our 2025 Form 20-F.

Genius’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in our 2025 Form 20-F. Certain amounts may not foot due to rounding.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the operating system of modern sport, powering the global ecosystem that connects sports, betting and media with every fan around the globe. In doing so, Genius creates engaging and immersive fan experiences, advertising services, performance analysis tools and officiating solutions, while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius also sits at the heart of the global sports betting ecosystem. As of June 30, 2026, Genius has deep, critical relationships with approximately 400 sports leagues and federations, over 500 sportsbook brands and over 250 marketing customers (which include some of the aforementioned sportsbook brands).

On April 30, 2026, Genius acquired Zeal Limited (“Legend”), a global, digital sports and gaming media network that provides a scaled media platform, with marketing technology powering owned and operated digital properties as well as the syndication of sports and betting content.

Genius has a single operating segment that derives revenues from customers by providing access to Betting Technology, Content and Services, and Media Technology, Content and Services, and therefore has one reportable segment.

Genius’ Offerings

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading and risk management services and a "watch and bet" product that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enable a wide range of partners including advertisers and operators to target, engage and/or acquire sports fans as their customers in a highly effective and cost-efficient manner. Following the acquisition of Legend, this offering expanded to include a scaled owned-and-operated digital media platform, marketing technology and global content distribution capabilities, enhancing the Company’s ability to connect advertisers and operators with highly engaged sports and gaming audiences across multiple digital channels. Key services include the creation, delivery and measurement of targeted, real-time advertising campaigns, media placements, audience engagement, broadcast augmentation and digital content distribution, enabling advertising campaigns and branding to be integrated into live broadcasts, digital media and online platforms. Genius also builds and supplies technology and services that underpin how sports leagues capture and distribute official data and video, as well as many additional products that optimize performance on and off the field. These include performance analysis software, semi-automated officiating technology, and competition management software.

We believe Genius’ technology has become essential to its partners’ operations, and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sports data. Genius seeks to maintain an optimal portfolio of data rights, from high-profile, widely followed sports events, such as the EPL, the NFL, Serie A and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all sports tiers, time zones, and geographic locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ UK soccer data rights contract, which runs through the end of the 2028–2029 season and NFL data rights contract, which runs through the end of the 2029 season, account for a majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large, localized fan bases. Genius estimates that these sports comprise approximately 95% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive, co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	June 30,
	2026	2025
Events under official rights(1)	202,734	199,853
Of which, exclusive	108,491	111,050

(1) Genius had an additional 130,312 and 125,320 eSports events as of June 30, 2026 and 2025, respectively.

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around-the-clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2–4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier to entry, making Genius an essential provider to its customers.

Additionally, Genius collects, distributes, and monetizes data from additional sporting events where no official sports data and streaming rights have been granted or it is legally permissible to do so. Accordingly, the total number of events to which Genius delivers data to its customers in a given period may exceed its total inventory of events under official sports data and streaming rights.

Factors Affecting Comparability of Financial Information

Acquisition of Legend

On April 30, 2026, the Company acquired all outstanding equity interests in Legend for a total consideration of $844.4 million including $607.4 million in cash, $44.0 million in equity, and $202.5 million in contingent consideration, subject to the achievement of certain performance targets.

Legend is a global, digital sports and gaming media network that provides a scaled media platform, with marketing technology powering owned and operated digital properties as well as the syndication of sports and betting content. Its portfolio includes well-established brands such as Covers.com, Casino.org and Casino Guru, which together attract significant global traffic and engagement. Founded over 20 years ago, Legend has established itself as a market-leading digital media and marketing technology platform focused on monetizing sports and gaming audiences. Its proprietary technology connects users with relevant sportsbooks, gaming operators and advertisers at key points in the user journey, enabling efficient customer acquisition and monetization. Legend’s platform is underpinned by a global network of brands and partnerships, delivering high-intent traffic and scalable media distribution capabilities.

The acquisition of Legend enhances the Company’s strategic position by combining its existing official sports data and technology capabilities with a scaled owned-and-operated media and advertising platform. The combined business is expected to create a fully integrated solution spanning content creation, audience engagement and monetization, enabling the Company to deepen relationships with existing partners and expand its reach across the sports and gaming ecosystem.

As part of the Company’s initial assessment, intangible assets acquired relate primarily to customer relationships, brands and technology.

NFL License Agreement

On April 1, 2021, the Company entered into a multi-year strategic partnership with the NFL (the “License Agreement”). On June 6, 2025, the Company extended the License Agreement through the end of the 2029 NFL season. Pursuant to the extended License Agreement, the Company issued the NFL an additional 9,500,000 warrants with each warrant entitling the NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. Of such additional warrants, 4,500,000 warrants vested on June 10, 2025 and 5,000,000 will vest on April 1, 2028, unless delayed at the sole discretion of the NFL to no later than August 2, 2029.

Change in Revenue Disaggregation

Beginning in the three months ended March 31, 2026, we revised our disaggregation of revenue to present two product lines:

•
Betting Technology, Content and Services; and
•
Media Technology, Content and Services.

Previously, we presented three product lines, including Sports Technology and Services. This change reflects how our Chief Operating Decision Maker evaluates performance and allocates resources, as well as the increasingly integrated nature of our product offerings across betting and media.

Revenue previously included within Sports Technology and Services, which comprised solutions supporting sports leagues and federations such as official data and video capture and distribution, performance analysis tools, officiating technology and competition management software, is now included within our Betting and Media product lines based on the underlying use of those services.

Prior-period amounts have been recast to conform to the current presentation. The revised presentation does not impact total revenue but provides enhanced alignment with how management views the business and evaluates performance.

Seasonality

Genius’ products and services cover the entire sporting calendar, which from a global perspective is year-round. On the other hand, the relative importance of different sporting events varies based on the geographic locations in which Genius’ customers operate. Accordingly, Genius’ operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between fiscal quarters. For example, Genius’ revenue is typically impacted by the European soccer season calendars and the NFL season. Genius’ revenue trends may also be affected by the scheduling of major sporting events such as the FIFA World Cup or the cancellation or postponement of sporting events and races.

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from each subsidiary’s functional currency into its reporting currency, the US Dollar (“USD”), using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ subsidiaries’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ condensed consolidated statements of operations. However, changes in exchange rates between periods directly impact the amount of revenue and expense reported by Genius, and its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against Genius’ major currencies would have resulted in a $8.8 million and $8.0 million change in reported revenue for the three months ended June 30, 2026 and 2025, and a $19.4 million and $14.8 million change in reported revenue for the six months ended June 30, 2026 and 2025, respectively.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable or receivable on transactions denominated in currencies other than USD into USD and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the condensed consolidated statements of operations and the related payment or receipt, under the condensed consolidated statements of operations caption “gain (loss) on foreign currency.”

Genius manages certain cash, payables, and other balance sheet currency exposures in part by entering into financial derivative contracts. The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in foreign currency exchange rates on intercompany and other cash transactions. A 10% appreciation of the underlying currency in our foreign currency forward contracts from the June 30, 2026 market rates would have changed the unrealized value of our contracts by $4.4 million. Such gains or losses on these contracts would generally be offset by the losses or gains on the revaluation or settlement of the underlying transactions.

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product lines: Betting Technology, Content and Services, and Media Technology, Content and Services. The following table shows Genius’ revenue split by product line, for the periods indicated:

	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
	(dollars, in thousands)
Revenue by Product Line
Betting Technology, Content and Services	$117,352	$92,030	$263,565	$201,738
Media Technology, Content and Services	78,151	26,689	119,890	60,972
Total Revenue	$195,503	$118,719	$383,455	$262,710

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter or (ii) a “variable” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”) or Net Gaming Revenue (“NGR”), typically with minimum payment guarantees. GGR represents the difference between the amount of money players wager and the amount that they win. NGR is jurisdiction specific but generally represents GGR after deducting expenses such as bonuses or promotion incentives granted to players, taxes or duty paid. Depending on the agreement the Company uses GGR or NGR to determine the amounts customers owe the Company. GGR is generally used by the gambling and betting industry to measure the industry’s growth, market size, and opportunities. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

In some instances, particularly from non-Tier 1 sports organizations, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for Betting Technology services. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service. An equal offsetting amount is expensed in costs of revenue as “data and streaming rights,” which fully offsets the revenue recognized from the noncash consideration.

Media Technology, Content and Services — revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, marketing and referral services including search-engine traffic generation and customer acquisition, to sportsbooks, sports leagues and federations, and online gaming operators along with other global brands in the sports and gaming ecosystem.Genius typically offers its solutions on a fixed fee basis, which is generally paid in arrears by customers, although certain marketing arrangements include variable consideration, whereby the amount of consideration earned is contingent upon the achievement of contractually specified performance metrics. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space, or as customers simultaneously receive and consume the benefits of the services provided.

Genius provides customers with data driven video marketing capabilities, and a suite of technology solutions for digital fan engagement products and free-to-play games. Customers typically subscribe or access these products through hosted services over the contractual term in exchange for a fixed fee, subject to certain variable components.

Genius provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content for their game, enhanced data analytics programs and real-time video augmentation services. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software and acquired intangibles, (ii) fees for third-party data and streaming rights under executory contracts, including stock-based compensation for non-employees, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings, and (v) stock-based compensation for employees (including related employer payroll taxes).

Genius believes that its cost of revenue is highly scalable and can be leveraged over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL and NFL contracts, are typically fixed.

Sales and marketing. Sales and marketing expenses consist primarily of sales personnel costs, including compensation, stock-based compensation for employees (including related employer payroll taxes), commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, marketing subscriptions, and facility costs.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, stock-based compensation for employees (including related employer payroll taxes), travel and accommodation costs, facility costs, server and bandwidth costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs, in periods where a product completes the preliminary project stage, and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation for employees (including related employer payroll taxes), professional services (including legal, regulatory and audit), subscriptions and software licenses and facility costs.

Transaction-related expenses. Transaction-related expenses consist primarily of advisory, legal, accounting, valuation, and other professional or consulting fees in connection with Genius’ corporate development activities, as well as integration expenses relating to acquisitions.

Interest (expense) income, net. Interest expense consists primarily of interest and related fees on the Credit Agreement and amortization of debt issuance costs. Interest income consists primarily of interest on cash balances.

Loss on fair value remeasurement of contingent consideration. Loss on fair value remeasurement of contingent consideration represents the change in fair value of contingent consideration liabilities related to acquisitions. Contingent consideration liabilities are revalued at each reporting period.

Impairment of equity method investment relates to Genius' impairment of its investment in CFL Ventures.

Income tax expense. Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in jurisdictions outside the UK. See Note 14 – Income Taxes, to Genius’ unaudited condensed consolidated financial statements included elsewhere herein.

Gain from equity method investment. Gain from equity method investment represents the Company’s proportionate share of net earnings or losses recognized from the Company’s equity method investments.

Non-GAAP Financial Measures

This report on Form 6-K includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with US GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction-related expenses and gain or loss on foreign currency.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any US GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to the most directly comparable US GAAP financial performance measure, which is net loss for the periods indicated:

	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
	(dollars, in thousands)
Net loss	$(76,731)	$(53,948)	$(132,201)	$(62,146)
Adjusted for:
Interest expense (income), net	13,815	(556)	14,743	(993)
Income tax expense	341	1,748	256	2,290
Amortization of acquired intangibles (1)	13,543	2,182	16,268	4,364
Other depreciation and amortization (2)	19,442	13,486	38,036	28,062
Stock-based compensation (3)	25,221	84,991	56,125	102,303
Transaction-related expenses (4)	28,924	2,053	36,427	2,785
Litigation and related costs (5)	2,401	10,547	8,438	13,915
Loss on fair value remeasurement of contingent consideration	8,000	—	8,000	—
Impairment of equity method investment	—	—	1,735	—
(Gain) loss on foreign currency	(36)	(26,992)	9,661	(39,241)
Expenses incurred related to acquisition related employee payments	15,478	—	15,478	—
Other (6)	2,202	639	3,616	2,586
Adjusted EBITDA	$52,600	$34,150	$76,582	$53,925

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.
(4)
Includes non-recurring advisory, legal, accounting, valuation, and other professional or consulting fees in connection with Genius’ corporate development activities, as well as integration expenses related to acquisitions.
(5)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the three and six months ended June 30, 2026, legal proceedings included Sportscastr litigation, dMY litigation, Sage & Thompson litigation and Volleystation litigation (as described in Note 16 – Commitments and Contingencies). For the three and six months ended June 30, 2025, legal proceedings included Sportscastr litigation and dMY litigation. All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(6)
Includes severance costs, tax penalties, gain/loss on disposal of assets, and professional fees for finance transformation project.

Operating Results

Three Months Ended June 30, 2026 Compared to the Three Months Ended June 30, 2025

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Three Months Ended
	June 30,		Variance
	2026	2025	In dollars	In%
	(dollars, in thousands)
Revenue	$195,503	$118,719	$76,784	65%
Cost of revenue(1)	131,716	109,832	21,884	20%
Gross profit	63,787	8,887	54,900	618%
Operating expenses:
Sales and marketing(1)	17,506	14,299	3,207	22%
Research and development(1)	13,385	8,726	4,659	53%
General and administrative(1)	59,537	64,500	(4,963)	(8)%
Transaction-related expenses	28,924	2,053	26,871	1,309%
Total operating expenses	119,352	89,578	29,774	33%
Loss from operations	(55,565)	(80,691)	25,126	31%
Interest (expense) income, net	(13,815)	556	(14,371)	(2,585)%
Loss on disposal of assets	(14)	(1)	(13)	(1,300)%
Loss on fair value remeasurement of contingent consideration	(8,000)	—	(8,000)	—
Gain on foreign currency	36	26,992	(26,956)	(100)%
Total other (expense) income	(21,793)	27,547	(49,340)	(179)%
Loss before income taxes and gain from equity method investment	(77,358)	(53,144)	(24,214)	(46)%
Income tax expense	(341)	(1,748)	1,407	80%
Gain from equity method investment	968	944	24	3%
Net loss	$(76,731)	$(53,948)	$(22,783)	(42)%

(1)
Includes stock-based compensation (including related employer payroll taxes) as follows:

	Three Months Ended
	June 30,		Variance
	2026	2025	In dollars	In%
	(dollars, in thousands)
Cost of revenue	$4,280	$43,919	$(39,639)	(90)%
Sales and marketing	1,784	3,633	(1,849)	(51)%
Research and development	834	3,528	(2,694)	(76)%
General and administrative	18,323	33,911	(15,588)	(46)%
Total stock-based compensation	$25,221	$84,991	$(59,770)	(70)%

Revenue

Revenue was $195.5 million for the three months ended June 30, 2026 compared to $118.7 million for the three months ended June 30, 2025. Revenue increased $76.8 million, or 65%.

Betting Technology, Content and Services revenue increased $25.3 million, or 28%, to $117.4 million for the three months ended June 30, 2026 from $92.0 million for the three months ended June 30, 2025, due to growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, growth and expansion in existing markets, and new service offerings.

Media Technology, Content and Services revenue increased $51.5 million, or 193%, to $78.2 million for the three months ended June 30, 2026 from $26.7 million for the three months ended June 30, 2025, primarily driven by the Legend acquisition.

Cost of revenue

Cost of revenue was $131.7 million for the three months ended June 30, 2026, compared to $109.8 million for the three months ended June 30, 2025. The $21.9 million increase in cost of revenue includes the impact of a $39.6 million decrease in non-employee stock-based compensation. Excluding stock-based compensation, the remaining increase of $61.5 million was primarily driven by higher fees paid for data rights, increased amortization of acquired intangibles and higher staff costs related to the Legend acquisition.

Data and streaming rights costs were $44.4 million for the three months ended June 30, 2026, compared to $25.4 million for the three months ended June 30, 2025. The $18.9 million increase was driven primarily by Genius’ official data rights strategy.

Media direct costs were $18.7 million for the three months ended June 30, 2026, compared to $9.2 million for the three months ended June 30, 2025. The $9.4 million increase was primarily driven by the Legend acquisition.

Amortization of capitalized software development costs was $13.1 million for the three months ended June 30, 2026, compared to $11.9 million for the three months ended June 30, 2025. This increase is driven primarily by the Legend acquisition. Other amortization and depreciation was $18.0 million for the three months ended June 30, 2026, compared to $2.9 million for the three months ended June 30, 2025. The increase was primarily due to amortization of acquired intangibles from the Legend acquisition.

Sales and marketing

Sales and marketing expenses were $17.5 million for the three months ended June 30, 2026, compared to $14.3 million for the three months ended June 30, 2025. The $3.2 million increase was primarily driven by the Legend acquisition, combined with higher overhead costs, partially offset by a $1.8 million decrease in stock-based compensation related to equity awards issued to management and employees.

Research and development

Research and development expenses were $13.4 million for the three months ended June 30, 2026, compared to $8.7 million for the three months ended June 30, 2025. The $4.7 million increase was primarily driven by the Legend acquisition.

General and administrative

General and administrative expenses were $59.5 million for the three months ended June 30, 2026, compared to $64.5 million for the three months ended June 30, 2025. The $5.0 million decrease includes a $15.6 million decrease in stock-based compensation related to equity awards issued to management and employees. Excluding stock-based compensation, the remaining increase of $10.6 million was driven by costs related to the Legend acquisition, offset by lower litigation and related costs.

Transaction-related expenses

Transaction-related expenses were $28.9 million for the three months ended June 30, 2026 and $2.1 million for the three months ended June 30, 2025. Transaction-related expenses in the three months ended June 30, 2026 related primarily to the Legend acquisition. Transaction-related expenses in the three months ended June 30, 2025 related to corporate transactions.

Interest (expense) income, net

Interest expense, net was $13.8 million for the three months ended June 30, 2026, compared to interest income, net of $0.6 million for the three months ended June 30, 2025. The net interest expense for the three months ended June 30, 2026 was primarily due to interest expense, related fees and amortization of debt issuance costs on the Term Loan, partially offset by interest income on cash balances. The net interest income for the three months ended June 30, 2025 was primarily due to interest income on cash balances, partially offset by fees on the April 2024 Credit Agreement.

Loss on fair value remeasurement of contingent consideration

Genius recorded a loss on fair value remeasurement of contingent consideration of $8.0 million for the three months ended June 30, 2026, related to the Legend acquisition.

Gain on foreign currency

Genius recorded a foreign currency gain of less than $0.1 million and a foreign currency gain of $27.0 million for the three months ended June 30, 2026 and 2025, respectively, mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during those periods.

Income tax expense

Income tax expense was $0.3 million for the three months ended June 30, 2026 and $1.7 million for the three months ended June 30, 2025. The $1.4 million decrease was primarily due to the effect of the utilization of previously unrecognized net operating losses in the period.

Gain from equity method investment

Gain from equity method investment was $1.0 million and $0.9 million for the three months ended June 30, 2026 and 2025, respectively, due to Genius' share of profits from its equity investment in CFL Ventures.

Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Six Months Ended
	June 30,		Variance
	2026	2025	In dollars	In%
	(dollars, in thousands)
Revenue	$383,455	$262,710	$120,745	46%
Cost of revenue(1)	276,344	218,621	57,723	26%
Gross profit	107,111	44,089	63,022	143%
Operating expenses:
Sales and marketing(1)	31,175	25,712	5,463	21%
Research and development(1)	24,787	17,672	7,115	40%
General and administrative(1)	113,452	99,035	14,417	15%
Transaction-related expenses	36,427	2,785	33,642	1,208%
Total operating expenses	205,841	145,204	60,637	42%
Loss from operations	(98,730)	(101,115)	2,385	2%
Interest (expense) income, net	(14,743)	993	(15,736)	(1,585)%
Loss on disposal of assets	(87)	(13)	(74)	(569)%
Loss on fair value remeasurement of contingent consideration	(8,000)	—	(8,000)	—
Impairment of equity method investment	(1,735)	—	(1,735)	—
(Loss) gain on foreign currency	(9,661)	39,241	(48,902)	(125)%
Total other (expense) income	(34,226)	40,221	(74,447)	(185)%
Loss before income taxes and gain from equity method investment	(132,956)	(60,894)	(72,062)	(118)%
Income tax expense	(256)	(2,290)	2,034	89%
Gain from equity method investment	1,011	1,038	(27)	(3)%
Net loss	$(132,201)	$(62,146)	$(70,055)	(113)%

(1)
Includes stock-based compensation (including related employer payroll taxes) as follows:

	Six Months Ended
	June 30,		Variance
	2026	2025	In dollars	In%
	(dollars, in thousands)
Cost of revenue	$8,490	$44,021	$(35,531)	(81)%
Sales and marketing	3,590	5,742	(2,152)	(37)%
Research and development	2,833	6,231	(3,398)	(55)%
General and administrative	41,212	46,309	(5,097)	(11)%
Total stock-based compensation	$56,125	$102,303	$(46,178)	(45)%

Revenue

Revenue was $383.5 million for the six months ended June 30, 2026 compared to $262.7 million for the six months ended June 30, 2025. Revenue increased $120.7 million, or 46%.

Betting Technology, Content and Services revenue increased $61.8 million, or 31%, to $263.6 million for the six months ended June 30, 2026 from $201.7 million for the six months ended June 30, 2025, due to growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, growth and expansion in existing markets, and new service offerings.

Media Technology, Content and Services revenue increased $58.9 million, or 97%, to $119.9 million for the six months ended June 30, 2026 from $61.0 million for the six months ended June 30, 2025, driven by the acquisition of Legend.

Cost of revenue

Cost of revenue was $276.3 million for the six months ended June 30, 2026, compared to $218.6 million for the six months ended June 30, 2025. The $57.7 million increase in cost of revenue includes the impact of a $35.5 million decrease in non-employee stock-based compensation. Excluding stock-based compensation, the remaining increase of $93.2 million was primarily driven by higher fees paid for data rights, increased amortization of acquired intangibles, higher fees paid for data rights and higher staff costs related to the Legend acquisition.

Data and streaming rights costs were $129.9 million for the six months ended June 30, 2026, compared to $84.9 million for the six months ended June 30, 2025. The $45.1 million increase was driven primarily by Genius’ official data rights strategy.

Media direct costs were $34.0 million for the six months ended June 30, 2026, compared to $24.8 million for the six months ended June 30, 2025. The $9.2 million increase was primarily driven by the Legend acquisition.

Amortization of capitalized software development costs was $26.4 million for the six months ended June 30, 2026, compared to $24.1 million for the six months ended June 30, 2025. This increase is driven primarily by the Legend acquisition. Other amortization and depreciation was $24.9 million for the six months ended June 30, 2026, compared to $6.5 million for the six months ended June 30, 2025. The increase was primarily due to amortization of acquired intangibles from the Legend acquisition.

Sales and marketing

Sales and marketing expenses were $31.2 million for the six months ended June 30, 2026, compared to $25.7 million for the six months ended June 30, 2025. The $5.5 million increase was primarily driven by the Legend acquisition, combined with higher overhead and staff costs, partially offset by a $2.2 million decrease in stock-based compensation related to equity awards issued to management and employees.

Research and development

Research and development expenses were $24.8 million for the six months ended June 30, 2026, compared to $17.7 million for the six months ended June 30, 2025. The $7.1 million increase was primarily driven by the Legend acquisition, combined with higher overhead costs, partially offset by a $3.4 million decrease in stock-based compensation related to equity awards issued to management and employees.

General and administrative

General and administrative expenses were $113.5 million for the six months ended June 30, 2026, compared to $99.0 million for the six months ended June 30, 2025. The $14.4 million increase includes a $5.1 million decrease in stock-based compensation related to equity awards issued to management and employees. Excluding stock-based compensation, the remaining increase of $25.0 million was driven by the Legend acquisition, and higher staff and overhead costs, offset by lower litigation and related costs.

Transaction-related expenses

Transaction-related expenses were $36.4 million for the six months ended June 30, 2026 and $2.8 million for the six months ended June 30, 2025. Transaction-related expenses in the six months ended June 30, 2026 related primarily to the Legend acquisition. Transaction-related expenses in the six months ended June 30, 2025 related to corporate transactions, primarily the underwritten public offering and the amendment to the April 2024 Credit Agreement.

Interest (expense) income, net

Interest expense, net was $14.7 million for the six months ended June 30, 2026, compared to interest income, net of $1.0 million for the six months ended June 30, 2025. The net interest expense for the six months ended June 30, 2026 was primarily due to interest expense, related fees and amortization of debt issuance costs on the Term Loan, partially offset by interest income on cash balances. The net interest income for the six months ended June 30, 2025 was primarily due to interest income on cash balances, partially offset by fees on the April 2024 Credit Agreement.

Loss on fair value remeasurement of contingent consideration

Genius recorded a loss on fair value remeasurement of contingent consideration of $8.0 million for the six months ended June 30, 2026, related to the Legend acquisition.

Impairment of equity method investment

Genius recorded an impairment of $1.7 million for the six months ended June 30, 2026, related to its investment in CFL Ventures.

(Loss) gain on foreign currency

Genius recorded a foreign currency loss of $9.7 million and a foreign currency gain of $39.2 million for the six months ended June 30, 2026 and 2025, respectively, mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during those periods.

Income tax expense

Income tax expense was $0.3 million for the six months ended June 30, 2026 and $2.3 million for the six months ended June 30, 2025. The $2.0 million decrease was primarily due to the effect of the utilization of previously unrecognized net operating losses in the period.

Gain from equity method investment

Gain from equity method investment was $1.0 million and $1.0 million for the six months ended June 30, 2026 and 2025, respectively, due to Genius' share of profits from its equity investment in CFL Ventures.

Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as leasehold improvements, IT equipment, stadium equipment, and furniture and fixtures). Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius believes that its cash and cash equivalents, cash flows from operations and available borrowings under the Credit Agreement entered into on April 30, 2026, will be sufficient to meet its anticipated working capital, capital expenditure, interest payment and other liquidity requirements for at least the next twelve months. The Credit Agreement includes an $825.0 million term loan facility used to fund the Legend acquisition. The Credit Agreement includes the option to draw on a $220.0 million revolving credit facility, a $180.0 million letter of credit facility, and $20.0 million of Swingline Loans, which provide additional liquidity and financial flexibility. No amounts had been drawn under these facilities to date.

Genius' future capital requirements will depend on numerous factors, including operating performance, working capital needs, debt service obligations, capital expenditures, integration activities associated with acquisitions and general economic conditions. If cash generated from operations and available liquidity are insufficient to meet future requirements, Genius may seek additional debt or equity financing. There can be no assurance that such financing will be available on acceptable terms, or at all. If adequate financing is not available, Genius may be required to delay, limit or reduce investments in strategic initiatives, product development or other growth opportunities, which could adversely affect its business, financial condition and results of operations.

Share Repurchase Program

On May 1, 2025, the Board of Directors approved a share repurchase program to repurchase up to $100.0 million of ordinary shares of the Company.

The timing and actual number of shares repurchased depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities, and is subject to the resolution of the shareholders adopted at the Company's Annual General Meeting on December 12, 2024, and reaffirmed at the Company's Annual General Meeting on December 10, 2025, regarding the conditions for share repurchases and any subsequent shareholder resolutions regarding the Company’s repurchase of its shares. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the share repurchase program may be suspended or discontinued at any time at the Company’s discretion.

The Company did not repurchase any shares in the three and six months ended June 30, 2026, and the share repurchase program remains active.

Debt

Genius had $785.3 million and zero debt outstanding as of June 30, 2026 and December 31, 2025, respectively.

In April 2026, the Company replaced its April 2024 Credit Agreement and entered into a Credit Agreement with U.S. Bank National Association, Goldman Sachs Bank USA, Deutsche Bank, Citizens Bank N.A., CIBC Bank USA, KeyBank National Association, Fifth Third National Association, Flagstar Bank, N.A., Western Alliance Bank, and Texas Capital Bank in connection with an $825.0 million initial Term Loan (the "Credit Agreement"). The Credit Agreement includes the option to draw on a $220.0 million revolving credit facility, a $180.0 million letter of credit facility, and $20.0 million of Swingline Loans. Unless previously terminated in accordance with its terms, the Credit Agreement will mature on April 30, 2031.

The Company utilized the Credit Agreement to acquire Legend, a global, digital sports and gaming media network that provides a scaled media platform, with marketing technology powering owned and operated digital properties as well as the syndication of sports and betting content.

The Company has issued two letters of credit to the value of GBP £92.0 million ($123.0 million) and EUR €9.0 million ($10.3 million) as of June 30, 2026. As of June 30, 2026 the available letter of credit facility value was $46.7 million. The Company has not drawn on the revolving credit facility or Swingline Loans as of June 30, 2026. The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the letter of credit facility but is not considered a drawdown against the facility, and does not constitute outstanding borrowings of the Company.

The Company has $825.0 million and zero outstanding borrowings under the Credit Agreement as of June 30, 2026 and December 31, 2025, respectively.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Six Months Ended June 30,
	2026	2025
	(dollars, in thousands)
Net cash used in operating activities	$(147,238)	$(29,763)
Net cash used in investing activities	(617,370)	(34,864)
Net cash provided by financing activities	642,958	143,989

Operating activities

Net cash used in operating activities increased $117.5 million to $147.2 million for the six months ended June 30, 2026, compared to net cash used in operating activities of $29.8 million for the six months ended June 30, 2025. The increase in net cash used in operating activities was a result of a lower net loss, adjusted for non-cash items, in 2026 compared to 2025, of $58.3 million and unfavorable changes in working capital of $59.1 million. In the six months ended June 30, 2026, revenue growth of 46% primarily from improved performance from our Betting Technology, Content and Services and the Legend acquisition, and lower stock-based compensation of $46.2 million were more than offset by a change in loss on foreign currency of $48.9 million, higher transaction-related expenses of $33.6 million, and higher interest expense, net of $15.7 million, contributing to a $70.1 million increase in net loss compared to the six months ended June 30, 2025. The increase in net loss was partially offset by an increase in non-cash items of $11.7 million, which was primarily due to a change in foreign currency remeasurement of $47.3 million, and higher depreciation and amortization of $21.9 million, offset by lower stock-based compensation of $55.4 million.

Cash flows used in operating activities from changes in working capital were $118.2 million in the six months ended June 30, 2026, compared to $59.1 million in the six months ended June 30, 2025. This $59.1 million outflow from changes in working capital in 2026 compared to 2025 was primarily attributable to the following factors: (i) a $47.7 million outflow from changes in accrued expenses, primarily due to the timing of supplier invoices; (ii) a $40.2 million outflow from changes in accounts payable, primarily due to the timing of supplier payments; (iii) an $18.8 million outflow from changes in deferred revenue, primarily due to Betting Technology, Content and Services revenues; and (iv) a $9.5 million outflow from changes in other current liabilities, primarily due to the timing of payments for other payables and provisions; offset by (v) a $22.1 million inflow from changes in prepaid expenses, primarily due to the timing of supplier payments; (vi) a $21.6 million inflow from changes in accounts receivable, primarily due to the timing of customer receipts from Betting Technology, Content and Services, and Media Technology, Content and Services revenues; and (vii) a $13.3 million inflow from changes in contract assets, due to the timing of customer invoicing. Certain other items combined to result in an additional $0.1 million benefit from changes in working capital.

Investing activities

Net cash used in investing activities was $617.4 million and $34.9 million in the six months ended June 30, 2026 and 2025, respectively. In the six months ended June 30, 2026, investing cash flows primarily reflected the acquisition of Legend for $578.8 million, internally developed software costs and purchases of intangible assets of $31.0 million, and purchases of property and equipment of $11.5 million, offset by distributions from equity method investments of $3.9 million. In the six months ended June 30, 2025, investing cash flows primarily reflected internally developed software costs of $29.3 million and purchases of property and equipment of $8.4 million, offset by distributions from equity method investments of $2.8 million.

Financing activities

Net cash provided by financing activities was $643.0 million and $144.0 million in the six months ended June 30, 2026 and 2025, respectively. In the six months ended June 30, 2026, financing cash flows primarily reflected proceeds from the issuance of long-term debt of $825.0 million, offset by debt issuance costs of $41.1 million, the repayment of Legend's historic shareholder loan of $137.7 million, and cash-settled withholding taxes on stock-based compensation of $3.3 million. In the six months ended June 30, 2025, financing cash flows primarily reflected the issuance of 17,647,059 ordinary shares after completing an underwritten public offering, resulting in net proceeds of $144.0 million.

Critical Accounting Estimates

Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ consolidated financial statements. Genius’ significant accounting estimates include the following:

•
Stock-based Compensation
•
Income Tax
•
Business Combinations

Contingent consideration

In connection with business combinations, the Company may agree to deferred or contingent consideration arrangements. Significant judgment is required to determine whether such arrangements represent purchase consideration for the acquired business or compensation for post-combination services. Amounts contingent on continued employment or the provision of services are excluded from the purchase price and recognized as expense over the relevant service period.

Deferred consideration that forms part of the purchase price is initially recognized at fair value as a liability and classified based on the expected timing of settlement. Contingent consideration liabilities are also measured at fair value on the acquisition date and are subsequently remeasured at each reporting date until settlement. Changes in fair value are recognized in earnings and may be affected by management's estimates and assumptions regarding future business performance and the probability of achieving specified milestones, which can result in volatility in reported results.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange. See “Factors Affecting Comparability of Financial Information–Foreign Exchange Exposure” above for additional information about Genius’ foreign currency exposure and sensitivity analysis.

Legal Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. See Note 16 – Commitments and Contingencies to Genius’ condensed consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made. The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, could have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our 2025 Form 20-F.

Recent Developments

None.